April 1, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Fullem

Re:	Regal Rexnord Corporation
Registration Statement on Form S-4
Filed on March 26, 2024
File No. 333-278225
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-278225) filed by Regal Rexnord Corporation, a Wisconsin corporation (the “Issuer”), and the additional registrants listed in the captioned registration statement (together with the Issuer, the “Registrants”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2024 (the “Registration Statement”).

The Registrants hereby request the Registration Statement be made effective at 9:00 a.m., Eastern Time, on April 3, 2024, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

The Registrants hereby authorize Johnny Skumpija and Kayla West of Sidley Austin LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Skumpija at (212) 839-5604 or Ms. West at (212) 839-8506 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

REGAL REXNORD CORPORATION

By:	/s/ Thomas E. Valentyn
	Name:	Thomas E. Valentyn
	Title:	Executive Vice President and Secretary

cc:	Sidley Austin LLP
Johnny Skumpija
Kayla West

Regal Rexnord Corporation
Thomas E. Valentyn
Robert J. Rehard

[Signature Page to Acceleration Request]